Filed under Rule 433

File No. 333-174906-01

Final Term Sheet

May 1, 2012

Issuer:	Consumers Energy Company

Security:	2.85% First Mortgage Bonds due 2022

Expected Ratings:	A3/BBB+/A- (Moody’s / S&P / Fitch)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Aggregate Principal Amount Offered:	$375,000,000

Trade Date:	May 1, 2012

Settlement Date:	May 8, 2012 (T+5)

Maturity Date:	May 15, 2022

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	November 15, 2012

Benchmark Treasury Security:	2.00% due February 15, 2022

Benchmark Treasury Yield:	1.951%

Spread to Benchmark Treasury:	+90 basis points

Yield to Maturity:	2.851%

Coupon:	2.85%

Public Offering Price:	99.991%

Optional Redemption:	Make-whole call at any time prior to February 15, 2022 at Treasury rate plus 15 basis points and, thereafter, at par

CUSIP / ISIN:	210518 CT1 / US210518CT13

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc.

MFR Securities, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Consumers Energy Company has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526, RBC Capital Markets, LLC toll-free at 1-866-375-6829, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.